Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

January 28, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Attention: Ms. Cara Wirth

Re:	Addentax Group Corp.
Amendment No. 15 to Registration Statement on Form S-1
Filed December 13, 2021
File No. 333-230943

Dear Ms. Wirth:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 29, 2021 with respect to the Amendment No. 15 to Registration Statement on Form S-1 (File No. 333-230943) (the “S-1”) filed with the SEC on December 13, 2021 by Addentax Group Corp., a Nevada corporation (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 16 to the S-1 (the “Amended Registration Statement”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 15 to Form S-1 filed December 13, 2021

Cover Page

1.	Please disclose whether any transfers, dividends, or distributions have been made to date to investors. If so, please quantify the amounts.

COMPANY RESPONSE: In response to the Staff’s comment, the Company revised its disclosures on the cover page and page 5.

Prospectus Summary, page 2

2.	You disclose that neither you nor your subsidiaries are required to obtain approval from Chinese authorities to list on a U.S. exchange or to offer your securities to foreign investors. Please disclose the consequences to you if you inadvertently conclude that such permissions or approvals are not required. Please also disclose each permission and approval that you are required to obtain from Chinese authorities to operate your business, whether you have received all requisite permissions or approvals, and whether any permissions or approvals have been denied. If you are not required to obtain any permissions or approvals to operate your business, please state this in your disclosure.

January 28, 2022

COMPANY RESPONSE: In response to the Staff’s comment, the Company revised its disclosures on pages 5 and 17.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Lawrence Venick at +86 (10) 5954-3688, lvenick@loeb.com, or Vivien Bai at 212-407-4933, vbai@loeb.com. Thank you for your time and attention to this filing.

Addentax Group Corporation

/s/ Zhida Hong
	Name:	Zhida Hong
	Title:	Chief Executive Officer
cc: Lawrence Venick